Exhibit 4.(c).16

18th May 2005

STRICTLY PRIVATE AND CONFIDENTIAL

Mr Jürgen Dormann
Chief Financial Officer
ABB Ltd
Dept EC-CF
Affolternstrasse 44
PO Box 8131
CH-8050
Zürich,
Switzerland

Dear Jürgen

I am delighted to confirm your appointment as a Non-Executive Director of BG Group plc with effect from 1st June 2005.

The purpose of this letter is to set out the terms of your appointment.

Appointment

You agree that you are not an employee of the Company and that this letter will constitute a contract for services and not a contract of employment. In view of the non-executive nature of this appointment, you will not participate in any of BG’s executive remuneration programmes or pension arrangements.

Term of appointment

Your appointment will commence on 1st June 2005 and will continue until the Annual General Meeting (AGM) in 2009, unless terminated earlier. Under the provisions of the Company’s Articles of Association, you will automatically retire and offer yourself for election at the AGM in 2006. Your appointment through to the AGM in 2009 is therefore subject to you being elected by shareholders at the AGM in 2006.

In future, I expect that most BG Group Non-Executive Directors will serve two three-year terms following their initial election by shareholders but, because of the long-term nature of the business, it is likely to be appropriate for a minority to serve for three terms.

This term of appointment is subject to satisfactory performance.

Committee membership

You will serve on and chair such committees of the Board as may be agreed from time to time.

Cont/…2

STRICTLY PRIVATE AND CONFIDENTIAL
Mr Jürgen Dormann	18th May 2005

Time commitment

You agree that you will undertake such duties consistent with your being a Non-Executive Director as may reasonably be required from time to time by the Board of Directors.

You will use your best endeavours to attend all Board and shareholder meetings of the Company and of such Board committees of which you are from time to time a member. I anticipate that normally there will be eight scheduled Board meetings annually with such other meetings as may be required from time to time, including awaydays and asset visits. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet these expectations. You should consult with me before you accept any additional commitments which may conflict with, or impact on, the time you are able to devote to your role.

Fees

You will be paid a fee during your appointment as a Non-Executive Director. At present the annual basic rate is £55,000 payable in arrears at monthly intervals in accordance with the Company’s normal accounting periods. The fees will be reviewed from time to time by the Board, the next scheduled review being due on 1st July 2005. The fees will be paid less any tax and national insurance contributions the Company is required to deduct.

You will see in the Appendix that special pay will be awarded to you should you serve on or act as chairman to any committee or should you perform any other services which the Board considers to extend beyond the ordinary duties of a director. The Company will also reimburse you for all reasonable expenses you may incur on Company business.

In the event that you cease to be a Director for any reason (including resignation), you would be entitled to any accrued but unpaid Director’s fees, calculated on a daily basis according to the number of days that you have served during the monthly payment period. No other compensation would be payable.

Officers’ liability insurance

The Company has Director and Officer liability insurance and it is intended to maintain such cover for the full term of your appointment. The current indemnity limit is $250 million for any one claim or series of claims in any single year; a copy of the policy document is available on request from the Company Secretary.

Cont/…3

STRICTLY PRIVATE AND CONFIDENTIAL
Mr Jürgen Dormann	18th May 2005

At the Company’s Annual General Meeting held on 5th May, shareholders approved a resolution to amend the Memorandum and Articles of Association of the Company to reflect new legislation relating to directors’ indemnities and funding of defence costs. It is proposed that an indemnity agreement will be provided to you. Once the form of the agreement has been finalised and approved by the Board, the Company Secretary will be in contact with you regarding its implementation.

Outside interests

You have confirmed that no apparent conflicts of interest exist at present. The Company Secretary will contact you regarding your existing directorships and related interests and, any possible conflict between your interests and those of the Company.

Whilst a Director of the Company, you must not accept a directorship, or other significant position, or make a significant investment in, any business competing with the Company without the Board’s prior permission.

You should advise me of any intention to accept any other directorships or appointments with a view to receiving the Board’s prior support which the Board will not unreasonably withhold or delay. You will also inform the Company Secretary of any changes. You have an obligation to disclose any circumstances in which you have an interest in a particular contract or other transaction in which the Company has an interest.

Training and briefing

Appropriate training and briefing will be provided to you upon taking up your appointment, having regard to your experience. The Company Secretary will contact you to make appropriate arrangements.

Confidentiality

You shall not, whether during or after the termination of your appointment (howsoever terminated), except in the proper course of your duties or as required by law or by the requirements of any stock exchange or other regulatory body, use or divulge to any person, firm or company, and shall use your best endeavours to prevent the disclosure of any trade or business secrets or any information concerning the business or finances of the Company or of any dealings, transactions or affairs of the Company which has or may come to your knowledge in the course of your appointment.

Review process

The performance of individual Directors and that of the Board and its committees is evaluated annually.

Cont/…4

STRICTLY PRIVATE AND CONFIDENTIAL
Mr Jürgen Dormann	18th May 2005

In this regard the Company expects you to participate in:

•	training programmes from time to time determined by the Board as being appropriate for Non-Executive Directors;

•	processes of internal and external review of Director, Board and Committee performance as may be determined to be appropriate by the Board from time to time.

If there are any issues which cause you concern about the Board or your individual performance, or the performance of any committee, you should feel free to raise it with me at any time.

Independent professional advice

You may on occasion consider that you need professional advice in the furtherance of your duties as a Director. In exceptional circumstances, it may be appropriate for you to seek advice from independent advisers at the Company’s expense. Should this arise, please would you contact the Company Secretary in the first instance who will be able to explain to you the procedure under which Directors may obtain such independent advice.

Please sign and return the attached copy of this letter to signify your willingness to act and your acceptance of the terms set out above.

The Board and I are greatly looking forward to you taking up this appointment.

Yours sincerely

/s/ Robert Wilson
Sir Robert Wilson

Acknowledgement

I, Jürgen Dormann, hereby accept the appointment as Non-Executive Director on the terms set out in this letter.

/s/ Jürgen Dormann	23.05.05

Signature	Date

APPENDIX

SCHEDULE OF FEES FOR NON – EXECUTIVE DIRECTORS

Effective from 1st July 2004

		Per annum

Basic fee		£55,000

Additional fees

Membership fees*:	Audit Committee	£5,000

	Corporate Responsibility Committee	£5,000

	Nominations Committee	£5,000

	Remuneration Committee	£5,000

Fee for Chairing:	Audit Committee	£15,000

	Remuneration Committee	£10,000

	Corporate Responsibility Committee	£10,000

Senior Independent Director		£20,000

* Not payable to Chairman of Committee